

Mail Stop 7010

November 21, 2006

Mr. Domenico Cecere
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **KB Home**
> **Form 10-K for the year ended November 30, 2005**
> **Form 10-Q for the period ended May 31, 2006**
> **Form 8-K filed November 13, 2006**
> **File No. 1-9195**

Dear Mr. Cecere:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED MAY 31, 2006

Consolidated Balance Sheets, page 4

1. We note that your inventory levels have increased in recent years, including during fiscal year 2006, and that your home sales have slowed in recent months along with the rest of the homebuilding industry. We further note that your debt balances have increased along with your inventory. To help us better understand how the recent changes to the housing market affect your company, please respond to the following comments:

- We read on page 29 under "Outlook" that several of your markets have experienced higher cancellation rates in fiscal year 2006. It appears from your press release dated September 21, 2006 that this trend continued in your third quarter. Please tell us more about your recent experience with cancellations, such as whether these higher cancellation rates have continued and whether you have seen more customers cancel their contracts after receiving mortgage approval.

- We read on page 32 of your November 30, 2005 Form 10-K that your inventories typically do not consist of completed projects. Please tell us whether the increase in cancellations and the slowing housing market have led to an increase in spec homes or other completed projects contained in your inventory.

- We read on page 11 of your November 30, 2005 Form 10-K that your supply of land as of that date was expected to be sufficient for your needs "over the next several years." Given the slowing housing market, please tell us if you have revised your estimate of how much land is needed for a year of homebuilding, and if so, please tell us how many years worth of inventory you believe that you have as of your most recent quarter.

- We read in your press release dated September 21, 2006 that you are taking steps to align your inventory levels with current lower demand, such as canceling land purchase options and selling non-strategic land positions. Please quantify for us your write-offs of land options, and tell us if you recorded losses on any of your land sales.

- We note your accounting policy concerning impairment of inventory in your November 30, 2005 Form 10-K in Note 1 and on page 32. Please tell us when you normally test land to be developed and projects under development or in production for impairment. If you have any completed projects in inventory, please provide us with your policy on testing this inventory for impairment. Please increase your disclosure about this accounting policy in your upcoming Form 10-K. Supplementally, please tell us if you have recorded any impairment on inventory during fiscal year 2006.

- We note your detail of inventory and your rollforward of capitalized interest in Note 4 to your May 31, 2006 Form 10-Q. It appears that a significant amount of your total inventory is land under development. Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of this land for its intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

- We note the reference in your press release dated September 21, 2006 to the use of discounts, incentives and price concessions to close sales in certain markets. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management.

- Unless otherwise addressed above, please tell us what consideration you have given to addressing these issues in your upcoming Form 10-K given the changes that your industry is currently undergoing. In this regard, depending on the trends and results at your company, it appears that certain increased disclosures might be appropriate in your analysis of backlog, your analysis of material trends and uncertainties in your results and liquidity within MD&A, and in your footnotes.

Note 1 – Basis of Presentation and Significant Accounting Policies – Segment Information, page 6

2.   We note that you report all of your homebuilding operations in a single reportable segment called "construction," and that this presentation is consistent with your November 30, 2005 Form 10-K. We read on page one of your Form 10-K that your homebuilding business operates domestically in four regions comprised of 14 states serving 39 major markets. We note throughout your description of your business, your analysis of backlog, and your analysis of results of operations that you refer to five regions in which you operate, consisting of the four domestic regions plus France. Given these disclosures, it appears that you may have discrete financial information on your homebuilding operations at a level below your current "construction" reportable segment. Please explain to us how you have determined your operating segments under SFAS 131. Your response should identify those operating segments and identify your chief operating decision maker. Please also tell us what consideration you gave to reporting additional homebuilding segments.

FORM 8-K FILED NOVEMBER 13, 2006

3.   We note your press release dated November 12, 2006. We read that your independent investigation concluded that you used incorrect measurement dates for financial reporting purposes for stock option grants during the period from 1998 to 2005. We have the following comments:

- Please provide us with more information about the circumstances that gave rise to this error in measurement dates, including how the original measurement dates were determined and how the corrected measurement dates have been determined.

- Please tell us if you plan to file a Form 8-K containing disclosures under Item 4.02 related to this issue.

- We note that you had previously announced that you would not filed your August 31, 2006 Form 10-Q until you completed your investigation of this issue. Please provide us with an update on when you plan to file your Form 10-Q.

- Please tell us if you plan to restate prior periods for this issue within your upcoming Form 10-K, or if you plan to amend all previously filed periodic reports that were affected. We believe that your evaluation of materiality in determining this should include both quantitative and qualitative factors. Refer to the letter from our chief accountant concerning errors in accounting for stock options, available on our website at **www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm**.

- Please tell us how the results of this investigation will affect your assessment of the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

- Please tell us what consideration you have given to the accounting and disclosure implications of SFAS 5 and SOP 94-6. In this regard, please tell us what consideration you have given to including disclosure and discussion of this issue's potential or known impact on the qualification of your stock option plans, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. We note your disclosure concerning lawsuits in your press release dated August 24, 2006.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief